NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

April 20, 2022

Patrick Faller

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Water Technologies International, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed March 30, 2022

Commission File No. 024-11817

Dear Mr. Faller:

This is in response to the letter of comment of the Staff dated April 12, 2022, relating to the captioned Offering Statement on Form 1-A of Water Technologies International, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Amendment No. 1 to Offering Statement of Form 1-A

Our Business, page 18

1.	We note your response to prior comment 1. You state on page 18 that under your Mutual Teaming Agreement with Terra Sustainable Technologies, Inc., you plan to work together to offer AWGs powered by alternative energy. However, it appears that the Mutual Teaming Agreement terminated 6 months after the date the agreement was signed on June 6, 2021, according to section 5 of the agreement. Please advise or revise your disclosure.

Please be advised that the previously filed Mutual Teaming Agreement was filed in error. The filed agreement was an agreement supplemental to a prior Distributorship Agreement dated June 2018, which remains in effect. The disclosure has been revised to reflect these actualities.

Exhibits

2.	We note your response to prior comment 2. It appears you have four convertible promissory notes with outstanding balances, but have filed as exhibits only two of those notes. Further, you disclose on page 24 that you entered into account future receipts financings with Liberty Funding Solutions and Pac Western Financial, LLC, but only filed the agreement made with Pac Western, LLC. The agreement with Celtic Bank Corporation, filed as Exhibit 6.5, appears to be a personal guaranty made by your CEO in favor of the bank. Please disclose this guaranty in your offering circular and file a copy of the related financing agreement with Celtic Bank. If Exhibit 6.1 relates to the agreement you describe on page 23 as the LOC Note I, revise your disclosure to state that this agreement was amended on June 4, 2021 (the "Fourth Addendum"). Please file these agreements and make the related disclosures or advise.

Please be advised that two additional convertible promissory notes have been filed as exhibits 6.6 and 6.7.

Please be further advised that, with respect to Liberty Funding Solutions, the Company has no further payment obligations. In this regard, the subject disclosure has been revised.

Please be further advised that the full agreement with Celtic Bank Corporation, which includes the personal guaranty, has been filed as Exhibit 6.5. Additionally, the relevant disclosure has been revised to disclose such personal guaranty (see “Management’s Discussion and Analysis” and “Certain Transactions”).

Please be further advised that disclosure has been revised to reflect the Fourth Addendum. In addition, the first three addenda have been included in the re-filed Exhibit 6.1.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Water Technologies International, Inc.